

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

May 9, 2008

VIA U.S. MAIL AND FAX (609) 987-8114

Mr. Thomas J. Meaney
President and Chief Financial Officer
Mikros Systems Corporation
707 Alexander Road
Building Two, Suite 208
Princeton, New Jersey 08540

      Re: **Mikros Systems Corporation
              Form 10-KSB for the year ended December 31, 2007
              Filed March 28, 2008
              File No. 000-14801**

Dear Mr. Meaney:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Financial Statements, page 32

Note 2. Significant Accounting Policies, page 37

Revenue Recognition, page 39

1.   Please tell us and in future filings disclose, consistent with paragraph 3.67 of the AICPA Audit and Accounting Guide for Federal Government Contractors, a description of the following accounting practices:

- Basis for stating amounts related to contracts in progress (including practices with respect to accounting for indirect costs);

- Methods of determining revenues and related costs (including the policies with respect to combining and segmenting contracts and the recognition of contract incentives);

- Methods of measuring extent of progress toward completion (when the percentage-of-completion method is used); and

- Specific criteria used to determine when a contract is substantially complete (when the completed-contract method is used).

2.   We note your disclosure related to R&D cost sharing arrangements with the federal government. Please tell us and in future filings disclose, consistent with paragraph 3.56 – 3.57 of the AICPA Audit and Accounting Guide for Federal Government Contractors, sufficient information to enable financial statement users to assess the potential impact of future commitments upon your earnings and cash flows of current and future accounting periods. Please include a discussion of the significant terms and conditions of the research and development arrangements (including estimated total contract expenditures and customer funding), a general description of the activities to be performed under the arrangement, any unusual contractual commitments or funding contingencies, and a description of the accounting policy for such research and development arrangements. Please also include the net amount of research and development costs incurred for such arrangements and the amount of customer funding recorded as an offset to such costs for each period an income statement is presented.

Note 3. Redeemable Series C Preferred Stock and Shareholder's Equity, page 41

3. Please disclose in future filings, consistent with paragraph 4 of SFAS 129, the pertinent rights and privileges of the various securities outstanding.

4. In this regard, we note that in response to comment 5 in your response letter dated October 25, 2007 you stated that "the Company's Series C Preferred Stock agreement requires redemption in the event of certain "organic changes" (as defined in the Certificate of Designation of Series C Preferred Stock) such as capital reorganizations, reclassifications, consolidation, merger, or sale of all or substantially all of the Company's assets to another person. The Company has historically interpreted this "organic change" to be outside of its control." Please include similar information in your disclosure in future filings.

Note 5. Stock Options, page 43

5. In future filings please include a description of your share-based payment arrangements, including the general terms of awards under the arrangements, such as the requisite service periods and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments, consistent with paragraphs 64 and A240(a) of SFAS 123R.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant